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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                             ----------------------
                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               VENTIV HEALTH, INC.

                       (Name of Subject Company (Issuer))

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    922793104

                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)
                            -------------------------

               ERAN BROSHY                                 COPIES TO:
  DIRECTOR AND CHIEF EXECUTIVE OFFICER             KENNETH G. ALBERSTADT, ESQ.
           VENTIV HEALTH, INC.                  WOLLMUTH MAHER & DEUTSCH LLP
       1114 AVENUE OF THE AMERICAS                 500 FIFTH AVENUE, SUITE 1200
         NEW YORK, NEW YORK 10036                   NEW YORK, NEW YORK 10110
               (212) 768-8000                               (212) 382-3300
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                           CALCULATION OF FILING FEE:

    TRANSACTION VALUATION*                       AMOUNT OF FILING FEE**
           $16,057,422                                  $1,477.28

     * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,217,876 shares of common stock of Ventiv Health, Inc. having a weighted average exercise price of $7.24 will be exchanged pursuant to this offer
     ** The amount of the filing fee, pursuant to Rule 0-11(b) and (c) of the Securities Exchange Act of 1934, as amended, was calculated by multiplying the transaction value by .000092.

     [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                       Not applicable.
Form or Registration No.:                     Not applicable.
Filing party:                                 Not applicable.
Date filed:                                   Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]


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ITEM 1.  SUMMARY TERM SHEET.

     The information set forth under "Summary Term Sheet" in the Offer to Exchange dated May 1, 2002 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) The name of the issuer is Ventiv Health, Inc. (the "Company") and the address of its principal executive office is 1114 Avenue of the Americas, New York, New York 10036, telephone (212) 768-8000. The information set forth in the Offer to Exchange under Section 9 ("Information About the Company") is incorporated herein by reference.

     (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the Company's 1999 Stock Option Plan (the "option plan") to purchase shares of the Company's Common Stock, par value $0.001 per share (the "options"), other than options held by (i) directors who are neither employed by nor consultants to the Company or one of its subsidiaries and (ii) employees of Ventiv Health Communications, Inc., for new options that will be granted under the option plan (the "new options"), upon the terms and subject to the conditions described in the Offer to Exchange, and the related cover letter and attached Summary of Terms of Option Exchange (the "cover letter" and, together with the Offer to Exchange, as they may be amended from time to time, the "offer") attached hereto as Exhibit (a)(2). This offer does not include the class of options held by option holders who have not been employees of the Company or one of our subsidiaries from the date that the options are tendered through and including the date that new options are granted. For each option holder, the number of shares of Common Stock to be granted under the new options will be equal to the number of shares of Common Stock subject to the options tendered. The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options"),
     Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options that We Acquire in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.



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ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 11 ("Status of Options that We Acquire in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

     (d) Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) Not applicable.

     (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 9.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Not applicable.

ITEM 10.  FINANCIAL STATEMENTS.

     (a) The information set forth in the Offer to Exchange under Section 9 ("Information About the Company") and Section 16 ("Additional Information") is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

     (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.



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     (b) Not applicable.

ITEM 12.  EXHIBITS.

     (a) (1) Offer to Exchange dated May 1, 2002.

         (2) Form of Instruction Letter

         (3) Form of Summary Q&A

         (4) Form of Memo to Option Holders

         (5) Form of Election Form.

         (6) Form of Notice of Change in Election From Accept to Reject.

         (7) Form of Notice of Change in Election From Reject to Accept.

         (8) Amendment No. 1 to Ventiv Health, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission on April 30, 2002 and incorporated herein by reference.

         (9) Ventiv Health, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission on April 1, 2002 and incorporated herein by reference.

     (b) Not applicable.

     (d) (1) Ventiv Health, Inc. 1999 Stock Option Plan. Filed as Exhibit 10.4 to Amendment No. 3 to the Company's Registration Statement on Form 10 filed with the Securities and Exchange Commission on September 21, 1999 and incorporated herein by reference.

          (2) Form of Non Qualified Stock Option Agreement pursuant to the Ventiv Health, Inc. 1999 Stock Option Plan.

     (g) Not applicable.

     (h) Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     (a) Not applicable.




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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                         VENTIV HEALTH, INC.

                                         /s/ Eran Broshy

                                         ----------------------
                                         Eran Broshy
                                         Director and Chief Executive Officer

Date: May 1, 2002




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                                INDEX TO EXHIBITS

NUMBER
EXHIBIT     DESCRIPTION
-------     -----------

(a)(1)      Offer to Exchange dated May 1, 2002.

(a)(2)      Form of Instruction Letter

(a)(3)      Form of Summary Q&A

(a)(4)      Form of Memo to Option Holders

(a)(5)      Form of Election Form.

(a)(6)      Form of Notice of Change in Election From Accept to Reject.

(a)(7)      Form of Notice of Change in Election From Reject to Accept.

(a)(8) Amendment No. 1 to Ventiv Health, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission on April 30, 2002 and incorporated herein by reference.

(a)(9) Ventiv Health, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission on April 1, 2002 and incorporated herein by reference.

(d)(1) Ventiv Health, Inc. 1999 Stock Option Plan. Filed as Exhibit 10.4 to the Company's Amendment No. 3 to the Registration Statement on Form 10 filed with the Securities and Exchange Commission on September 21, 1999 and incorporated herein by reference.

(d)(2) Form of Non Qualified Stock Option Agreement pursuant to the Ventiv Health, Inc. 1999 Stock Option Plan.




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